UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 001-15170

GSK 401(k) Plan

GlaxoSmithKline LLC

FMC Tower at Cira Centre South

2929 Walnut Street, Suite 1700

Philadelphia, PA 19104

(Full Title of Plan and Address of Plan, if Different from that of Issuer Named Below)

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

(Name of Issuer of Securities Held Pursuant to the Plan and

the Address of its Principal Executive Office)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

GSK 401(k) Plan

By:	/s/ Maureen Epstein
Maureen Epstein
US Rewards and Benefit Director

Date: June 18, 2024

2

GSK 401(k) Plan

Financial Statements as of December 31, 2023 and
2022 and for the Year Ended December 31, 2023 and
Supplemental Schedule as of December 31, 2023

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits As of December 31, 2023 and 2022	3

Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2023	4

Notes to Financial Statements As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023	5–15

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2023	16-19

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted, because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of GSK 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of GSK 401(k) Plan (the "Plan") as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania

June 11, 2024

We have served as the auditor of the Plan since 2019.

GSK 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2023 and 2022

	2023	2022
Assets
Investments at fair value	$7,689,083,617	$6,511,870,013
Fully benefit responsive investment contracts at contract value	330,927,717	402,392,234
Total investments	8,020,011,334	6,914,262,247

Receivables
Employer contributions	13,640,954	12,339,112
Participant contributions	7,933,724	7,250,519
Dividends and interest	4,635,289	4,111,807
Receivables for securities sold	96,003	451,199
Participant loans receivable	26,801,889	25,450,403
Total receivables	53,107,859	49,603,040
Total assets	8,073,119,193	6,963,865,287

Liabilities
Accrued investment management fees	997,307	982,536
Payables for securities purchased	31,934	51,022
Total liabilities	1,029,241	1,033,558
Net assets available for benefits	$8,072,089,952	$6,962,831,729

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2023

2023
Additions to net assets attributed to
Investment income
Interest income	$10,169,349
Dividend income	33,957,157
Net appreciation in fair value of investments	1,208,357,295
Total investment income	1,252,483,801

Contributions

Rollover contributions	23,489,335
Participant	196,465,861
Employer	238,896,307
Total contributions	458,851,503
Total additions	1,711,335,304

Deductions from net assets attributed to
Benefits paid to participants	604,832,694
Administrative expenses and investment management fees	7,370,708
Total deductions	612,203,402
Net increase in net assets	1,099,131,902
Transfer in from other plans (see note 1)	10,126,321
Total net increase in net assets after transfers	1,109,258,223

Net assets available for benefits
Beginning of year	6,962,831,729
End of year	$8,072,089,952

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

1.	Description of the Plan

The following description of the GSK 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document or the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (“GSK” or the “Company”). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

GSK plc completed the acquisition of Affinivax in August 2022. Effective February 1, 2023, Affinivax’s employees began participating in the GSK 401(k) Plan. On May 9, 2023, the GSK 401(k) Plan was amended to include the assets of the Affinivax Inc. 401(k) Profit Sharing Plan and Trust (the “Affinivax Plan”). On that date, participants’ accounts and assets of the Affinivax Plan were merged into the GSK 401(k) Plan. The Affinivax Plan’s net assets available for benefits totaling $8,429,228 was transferred into the GSK 401(k) Plan upon the merger.

GSK plc completed the acquisition of Sierra Oncology, Inc. in June 2022. On October 24, 2023, the GSK 401(k) Plan was amended to include the assets of the Sierra Oncology Inc. 401(k) Plan (the “Sierra Oncology Plan”). On that date, participants’ accounts and assets of the Sierra Oncology Plan were merged into the GSK 401(k) Plan. The Sierra Oncology Plan’s net assets available for benefits totaling $1,697,093 was transferred into the GSK 401(k) Plan upon the merger.

Contributions

Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation. Participants who have attained age 50 before the end of the Plan’s year are also eligible to make catch-up contributions. Participants may also contribute amounts, representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

Effective January 1, 2021, the Company makes contributions to the accounts of employees with one hour of credited service. The Company makes contributions to the accounts of employees in two ways. GSK will match up to 100% of the first 4% of the employee’s combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee’s eligible compensation as defined by the Plan. Additionally, the Company provides for GSK core contributions of 7% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

During 2023 the total amount of the employee and employer contributions was $458,851,503 which includes rollover contributions of $23,489,335.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings on investments are allocated daily to the individual accounts of participants. These allocations are based on each participant’s relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depository Receipts (ADRs), as held in the GlaxoSmithKline Stock Fund (the “GSK Stock Fund"), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant’s vested account. The Plan’s investments include the GSK Stock Fund. The GSK Stock Fund is comprised of GSK American Depository Shares (ADRs). Each ADR represents two ordinary shares of GlaxoSmithKline plc. In addition, the GSK Stock Fund holds a small percentage invested in the State Street Institutional Treasury Money Market Fund, managed by State Street Global Advisors (SSGA) for liquidity.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

Nonparticipant-Directed Investments

If a participant does not designate an investment direction, their future contributions and earnings will be invested in the age-appropriate Vanguard Target Retirement Trust Plus fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well as transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting

Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.

Payment of Benefits

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. The GSK Stock Fund invests in GSK ADRs listed on the New York Stock Exchange representing two ordinary shares of GlaxoSmithKline plc. Participants with balances greater than $1,000 but less than $5,000 may have the value of their account rolled over to an Individual Retirement Account (IRA) or Roth IRA in their name with Merrill Lynch Wealth Management, and invested in an interest-bearing cash account.

If the account balance is greater than $5,000, participants have the option of electing (1) up to four partial distributions each year from their account balance; (2) a total distribution of their account balance as annual installments over a period not exceeding 20 years, or as a lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADRs. Required minimum distributions begin at age 73.

During employment, participants may withdraw participant rollover contributions, Roth rollover contributions, after-tax contributions, after-tax earnings and prior employer contributions at any age. After the age of 59-1/2, participants may also withdraw their pre-tax and Roth 401(k) contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions.

Participant Loans Receivable

Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the participant loans receivable. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

The loans are collateralized by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan’s administrator. Principal and interest are paid ratably through semi-monthly payroll deductions. Participants must pay a one-time loan processing fee of $50.

Loans outstanding at December 31, 2023 have interest rates ranging from 4.25% to 9.5% with maturity dates from 2023 to 2044. Loans outstanding at December 31, 2022 had interest rates ranging from 4.25% to 8% with maturity dates from 2023 to 2044. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences Plan merger in 2013, Novartis Corporation Investment Savings Plan in 2016, and the Tesaro Plan in 2020.

Participant loans receivable are valued at unpaid principal plus accrued interest, but not paid interest, which approximates fair value. Participant loans are also considered party-in-interest transactions.

Administrative Expenses

Investment management fees are borne by Plan participants. Investment management fees for certain funds are recorded as Administrative Expenses and Investment Management Fees in the Statement of Changes in Net Assets Available for Benefits. Other investment management fees are deducted from the respective fund investment returns. Those participants who elect to use Alight Financial Advisors (AFA) Professional Management to manage their 401(k) investments pay a monthly fee in arrears to AFA for this service. These fees are deducted from participant accounts monthly and are also included in administrative expenses and investment management fees. Certain administrative functions are performed by officers or employees of the Company and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company.

In addition to the Administrative Expenses and Investment Management Fees borne by Plan participants, during the year ended December 31, 2023 the Company paid administrative expenses of $2,299,389 on behalf of the Plan. This includes the amount of $323,934 for custody fees and $40,441 for benefits processing paid to State Street Bank and Trust Company, the Trustee and custodian for GSK 401(k) Plan.

2.	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as defined by FASB Accounting Standards Codification (ASC) 820, except for synthetic guaranteed investment contracts that are stated at contract value. Plan management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and contract issuers.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies as of December 31, 2023 and 2022.

●	Common stock: valued at the closing price reported on the active market on which the individual security is traded.

●	Common collective trust and collective investment trust funds: valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

●	Money market fund and mutual funds: valued at the daily closing price as reported by the fund. These funds are registered with the Securities and Exchange Commission and are required to publish their daily net asset value and to transact at that price. These funds held by the Plan are deemed to be actively traded.

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan provides participants various investment options, some of which are separately managed accounts. Separately managed accounts represent a portfolio of individual securities that are managed by professional investment managers appointed by Plan management. Unlike a mutual fund or common collective trust fund, the Plan directly owns the individual underlying securities instead of pooling the assets with other investors. The individual assets of separately managed accounts are held in the name of the Plan and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes.

Included in the investment options are the following separately managed accounts for which the underlying investments are listed individually on Form 5500, Schedule H, line 4i:

●	GSK Stock Fund
●	Dodge & Cox Large Cap US Equity Fund

In July 2022, the Consumer Healthcare Stock Fund (Haleon Stock Fund), a separately managed account, was added to the plan as a result of the Demerger and Separation of the Consumer Healthcare company (“Haleon”). Participants invested in the GSK Stock Fund at the time of the Demerger and Separation of Haleon automatically received units in the Haleon Stock Fund. Included in investments at December 31, 2022, are shares of Haleon’s common stock of $60,276,048. The Haleon Stock Fund was fully liquidated in July 2023.

The underlying of the separately managed accounts represent common stocks and money market funds as described above and disclosed in Note 4.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

The Plan also offers a separately managed stable value fund investment option which includes fully benefit responsive synthetic guaranteed investment contracts. The underlying synthetic guaranteed investment contracts are presented at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The Plan is invested in a Stable Value Fund (the “Fund”) which is managed exclusively for the Plan. The Fund invests in synthetic Guaranteed Investment Contracts (GICs) and a diversified portfolio of high-quality fixed income securities including money market funds, limited partnership funds, and common collective trust funds. The synthetic GICs issued by insurance companies and other financial institutions are designed to help preserve principal and provide a stable crediting rate. The crediting rate for synthetic GICs is based on a formula agreed upon with the issuer in the contract and is guaranteed by the issuer not to fall below zero. These contracts also provide that participant-initiated withdrawals, permitted by the Plan, will be paid at contract value. A wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the investment contract include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.

The underlying investments of the synthetic contracts are listed individually on Form 5500, Schedule H, line 4i. See Note 3 for further information on the synthetic GICs.

Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants

Benefits paid to participants from participants’ accounts are recorded when paid.

3.	Synthetic Guaranteed Investment Contracts

The Plan provides participants a self-managed stable value fund investment option. The Plan owns 100% of the underlying assets of the stable value fund, which includes fully benefit-responsive synthetic guaranteed investment contracts (synthetic GICs), a bank common collective trust and a money market fund. The synthetic GICs are at contract value and the common collective trust fund and money market fund are at fair value as disclosed in the Investment Valuation section of Note 2.

Synthetic GICs are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The synthetic GICs are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

A synthetic investment contract includes a wrapper contract, which is an agreement from the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

Certain events may limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different for each contract. Examples of such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the Plan) that cause a significant withdrawal from the Plan, (4) the Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code (IRC) or the failure of the Plan to be tax-exempt under Section 501(a) of the IRC or (5) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan).

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include (1) termination or replacement (or “change in control” as defined in the contract) of the investment adviser without the issuer’s consent, (2) if a security is sold or subject to a lien other than as permitted under the contract, (3) the contract holder engages in fraud or other bad faith that in some cases must also have materially and adversely affected the risk profile of the contract (4) a material amendment to the agreements without consent of the issuer,(5) failure to be exempt from federal income taxation, or (6) the Plan merges with another plan.

Automatic termination of the wrap contract will occur if the contract value equals zero; the contracts may also be terminated in the event of a default by the issuer. The Plan’s ability to receive amounts due in accordance with fully benefit responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan’s synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

There are three synthetic GICs included in the Plan. These are provided by The Prudential Insurance Company of America, State Street Bank and Trust Company and Transamerica Premier Life Insurance Company.

4.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1         Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. common stocks and mutual funds).

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trust funds).

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total

Common stock	$762,666,590	$—	$—	$762,666,590
Money market fund	25,229,608	—	—	25,229,608
Mutual funds	143,716,700	—	—	143,716,700
	931,612,898	—	—	931,612,898
Investments measured at net asset value as a practical expedient (a)	—	—	—	6,757,470,719
	$931,612,898	$—	$—	$7,689,083,617

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Common stock	$766,135,066	$—	$—	$766,135,066
Money market fund	16,912,366	—	—	16,912,366
Mutual funds	82,401,305	—	—	82,401,305
	865,448,737	—	—	865,448,737
Investments measured at net asset value as a practical expedient (a)	—	—	—	5,646,421,276
	$865,448,737	$—	$—	$6,511,870,013

(a) Certain investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2023 and 2022, respectively.

	December 31, 2023	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

*	State Street Global Advisors Funds	$4,219,144,910	n/a	Daily	8:30am EST on T+1 for participant-directed redemptions. In accordance with the relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.

**	Vanguard Target Retirement Trust Plus	1,880,906,801	n/a	Daily subject to frequent trading provisions	12 months

	BlackRock Russell 2500 Alpha Tilts – Fund F	379,615,564	n/a	Daily	T-2 by 11:30AM ET

	MetWest Total Return Bond Fund (CIT) Class C	77,120,895	n/a	Daily	If a plan’s redemption is for more than 20% of their assets in the fund then the notice period is 5 business days.Advance notice is not required for redemptions that are less than 20% of their assets

	BlackRock Government Short Term Investment Fund	200,682,549	n/a	Daily

There are no restrictions for participants to trade commingled trust funds. Consistent with DC industry standards, the collective funds offer daily liquidity with same-day notification. Regarding plan-level liquidity, we offer daily liquidity but, as a courtesy, we request advance notice prior to large Plan-level redemptions. More specifically, the standard for DC participant directed activity is to receive orders on T+1 (the business day following trade date), providing the unit value of T (trade date), with settlement on T+1. These orders are typically received via the plan’s intermediaries (e.g., recordkeeper, trustee, etc.). BlackRock Trust Company maintains trading agreements with these intermediaries that establishes T+1 notification deadlines and proper internal controls and procedures. In the event of Plan (non-participant) directed activity, into or out of the commingled trust funds, BlackRock requests the Plan trustee to provide thirty (30) days advance notification in order to allow for coordination of order placement, trading, and specification of settlement dates.

	Total December 31, 2023	$6,757,470,719

	December 31, 2022	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

*	State Street Global Advisors Funds	$3,544,256,562	n/a	Daily

8:30am EST on T+1 for participant-directed redemptions. In accordance with the Daily relevant Declaration of Trust for the Commingled Funds, SSGA requests emailed notice 15 days in advance of Trade Date for all plan-directed contributions or redemptions that are of significant size, as determined by SSGA in its sole discretion.

**	Vanguard Target Retirement Trust Plus	1,532,513,681	n/a	Daily subject to frequent trading provisions	No defined period.

	BlackRock Russell 2500 Alpha Tilts – Fund F	334,182,882	n/a	Daily	T-2 by 11:30AM ET

	MetWest Total Return Bond Fund (CIT) Class C	70,300,195	n/a	Daily	If a plan’s redemption is for more than 20% of their assets in the fund then the notice period is 5 business days.Advance notice is not required for redemptions that are less than 20% of their assets

	BlackRock Government Short Term Investment Fund	165,167,956	n/a	Avg 10 per month	T+1 for participant-directed activity. In the event of Plan (non-participant) directed activity into or out of the Collective Funds, the Trustees will provide the Manager with thirty (30) days advance notification in order to allow for coordination of order placement, trading and specification of settlement date.

	Total December 31, 2022	$5,646,421,276

*State Street Global Advisor Funds includes 4 funds (for 2023, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held – Common Collective Trust Section).

**Vanguard Target Retirement Trust Plus Funds includes 11 funds (for 2023, see individual funds as listed in attached Schedule H, line 4i – Schedule of Assets Held – Common Collective Trust Section)

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

5.	Related Party and Party in Interest Transactions

Certain Plan investments are common collective trust funds and mutual funds managed by SSGA, an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore related transactions and expenses qualify as party-in-interest transactions.

During the year ended December 31, 2023, the Plan purchased $62,891,587 and sold $62,379,684 of the GSK Stock Fund, which included purchases of $19,570,864 and sales of $18,806,587 of GSK ADRs and received GSK ADRs dividends of $9,538,035.

During the year ended December 31, 2023, Dodge & Cox Large Cap US Equity purchased $142,453,320 and sold $170,106,476 of various equities on behalf of the Plan, which included purchases of $879,871 and sales of $0 of GSK ADRs and received GSK ADRs dividends of $370,671. Fees paid by the Plan to Dodge & Cox Large Cap US Equity for investment management services were $2,007,964 for 2023.

The stable value fund is a customized separately managed fund held by Goldman Sachs, therefore, transactions with Goldman Sachs qualify as party-in-interest transactions. Fees paid by the Plan to Goldman Sachs for investment management services were $406,863 for 2023.

The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated February 16, 2017, that the Plan and related trust are designed in accordance with applicable sections of the IRC. In December 2016, the IRS began publishing a Required Amendments List for individually designed plans which specifies changes in qualification requirements. The list is published annually and requires plans to be amended for each item on the list, as applicable, to retain its tax-exempt status. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

8.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2023 and 2022 to Form 5500:

	2023	2022

Net assets available for benefits per the financial statements	$8,072,089,952	$6,962,831,729
Amounts allocated to withdrawing participants	(269,640)	(1,811,346)
Deemed distributions adjustment	(187,733)	(155,274)
Net assets available for benefits per Form 5500, Schedule H	$8,071,632,579	$6,960,865,109

The following is a reconciliation the change in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2023:

2023

Net increase in net assets available for benefits per financial statements	$1,099,131,902
Amounts allocated to withdrawing participants in 2023	(269,640)
Amounts allocated to withdrawing participants in 2022	1,811,346
Current year deemed distributions	(187,733)
Prior year deemed distributions	155,274
Net increase in net assets available for benefits
per Form 5500, Schedule H	$1,100,641,149

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2023 to Form 5500:

2023

Benefits paid to participants per the financial statements	$604,832,694
Amounts allocated to withdrawing participants at December 31, 2023	269,640
Amounts allocated to withdrawing participants at December 31, 2022	(1,811,346)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$603,290,988

9.	Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

GSK 401(k) Plan
Notes to Financial Statements
As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023

Included in investments at December 31, 2023 and 2022, are shares of GSK’s common stock with an aggregate value of $264,469,721 and $249,005,484 respectively. This investment represents 3.28 percent and 3.58 percent of net assets available for benefits at December 31, 2023 and 2022, respectively. A change in the market value of GSK’s stock would affect the net assets available for benefits.

As of December 31, 2023 and 2022, the following investments represent 5.0 percent or more of the net assets available for benefits:

2023

Investment	Fair Value of Investment
State Street S&P 500 Index Non-Lending Series Fund (Class A)	$2,321,957,741
SSGA Global All cap Equity ex- US Index Fund (NL – Class A)	771,656,115
State Street US Extended Market Index Non-Lending Series Fund (Class C)	666,340,607
State Street US Bond Index Non-Lending Series Fund (Class A)	459,190,447

2022

Investment	Fair Value of Investment
State Street S&P 500 Index Non-Lending Series Fund (Class A)	$1,888,431,919
SSGA Global All cap Equity ex- US Index Fund (NL – Class A)	675,799,062
State Street US Extended Market Index Non-Lending Series Fund (Class C)	575,320,444
State Street US Bond Index Non-Lending Series Fund (Class A)	404,705,137

There are no other individual investments that represent more than 5.0 percent of the net assets available for benefits at December 31, 2023 and 2022.

10.	Subsequent Events

Subsequent events were evaluated through June 11, 2024, the date the financial statements were issued.

GSK plc completed the acquisition of BELLUS Health in June 2023. The accounts and assets of the BELLUS Health 401(k) Retirement Plan will be merged into the GSK 401(k) Plan in Q2 2024.

Supplemental Schedule

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023

Plan Number (PN): 002                     EIN: 23-1099050

(a)	(b)	(c)	(d)	(e)

	Identity of Issuer, Borrower Lessor or Similar	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Fair Value

	T Rowe Price Blue Chip Growth Fund I	Mutual fund	**	83,936,084
	American Funds Europacific Growth– Class R6	Mutual fund	**	59,780,616
*	State Street Institutional Treasury Money Market Fund (Premier Share Class)	Money market fund	***	25,229,608
				168,946,308

	BlackRock Government Short Term Investment Fund	Common collective trust		200,682,549
*	State Street S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust	**	2,321,957,741
*	State Street US Bond Index Non-Lending Series Fund (Class A)	Common collective trust	**	459,190,447
*	State Street US Extended Market Index Non-Lending Series Fund (Class C)	Common collective trust	**	666,340,607
*	SSGA Global All cap Equity ex- US Index Fund (NL – Class A)	Common collective trust	**	771,656,115
	MetWest Total Return Bond Fund (CIT) Class C	Collective investment trust	**	77,120,895
	Vanguard Target Retirement 2065 Trust Plus	Common collective trust	**	24,208,207
	BlackRock Russell 2500 Alpha Tilts – Fund F	Common collective trust	**	379,615,564
	Vanguard Target Retirement Income Trust Plus	Common collective trust	**	82,679,702
	Vanguard Target Retirement 2020 Trust Plus	Common collective trust	**	114,832,497
	Vanguard Target Retirement 2025 Trust Plus	Common collective trust	**	211,162,127
	Vanguard Target Retirement 2030 Trust Plus	Common collective trust	**	309,784,560
	Vanguard Target Retirement 2035 Trust Plus	Common collective trust	**	243,325,082
	Vanguard Target Retirement 2040 Trust Plus	Common collective trust	**	303,525,636
	Vanguard Target Retirement 2045 Trust Plus	Common collective trust	**	226,264,020
	Vanguard Target Retirement 2050 Trust Plus	Common collective trust	**	161,731,428
	Vanguard Target Retirement 2055 Trust Plus	Common collective trust	**	112,149,070
	Vanguard Target Retirement 2060 Trust Plus	Common collective trust	**	91,244,472
				6,757,470,719

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023

	AEGON LTD NY REG SHR	Common stock	**	2,899,008
	ALNYLAM PHARMACEUTICALS INC	Common stock	**	2,201,215
	ALPHABET INC CL A	Common stock	**	7,124,190
	ALPHABET INC CL C	Common stock	**	13,106,490
	AMAZON.COM INC	Common stock	**	8,888,490
	ANHEUSER BUSCH INBEV SPN ADR	Common stock	**	7,948,260
	AVANTOR INC	Common stock	**	4,223,550
	BAKER HUGHES CO	Common stock	**	5,127,000
	BANK OF AMERICA CORP	Common stock	**	8,518,510
	BANK OF NEW YORK MELLON CORP	Common stock	**	10,149,750
	BAXTER INTERNATIONAL INC	Common stock	**	3,572,184
	BIOMARIN PHARMACEUTICAL INC	Common stock	**	4,628,160
	BOOKING HOLDINGS INC	Common stock	**	7,271,801
	BRIGHTHOUSE FINANCIAL INC	Common stock	**	1,850,718
	BRISTOL MYERS SQUIBB CO	Common stock	**	3,206,875
	CAPITAL ONE FINANCIAL CORP	Common stock	**	11,669,680
	CARRIER GLOBAL CORP	Common stock	**	3,159,750
	CELANESE CORP	Common stock	**	3,340,455
	CHARTER COMMUNICATIONS INC A	Common stock	**	10,494,360
	CISCO SYSTEMS INC	Common stock	**	4,471,020
	COGNIZANT TECH SOLUTIONS A	Common stock	**	5,513,690
	COHERENT CORP	Common stock	**	2,742,390
	COMCAST CORP CLASS A	Common stock	**	10,392,450
	CONOCOPHILLIPS	Common stock	**	4,816,905
	CVS HEALTH CORP	Common stock	**	8,685,600
	DISH NETWORK CORP A	Common stock	**	761,640
	DOMINION ENERGY INC	Common stock	**	3,948,000
	ELANCO ANIMAL HEALTH INC	Common stock	**	4,395,500
	FEDEX CORP	Common stock	**	11,586,026
	FIDELITY NATIONAL INFO SERV	Common stock	**	7,809,100
	FISERV INC	Common stock	**	16,073,640
	FOX CORP CLASS A	Common stock	**	3,334,908
	FOX CORP CLASS B	Common stock	**	1,382,500
	GAMING AND LEISURE PROPERTIE	Common stock	**	987,000
	GAP INC/THE	Common stock	**	2,927,400
	GE HEALTHCARE TECHNOLOGY	Common stock	**	4,793,840
	GENERAL ELECTRIC CO	Common stock	**	7,785,430
	GILEAD SCIENCES INC	Common stock	**	10,126,250
*	GOLDMAN SACHS GROUP INC	Common stock	**	7,638,246
*	GSK PLC SPON ADR	Common stock	**	264,469,721
	HALEON PLC ADR	Common stock	**	3,662,350
	HEWLETT PACKARD ENTERPRISE	Common stock	**	3,480,900
	HONDA MOTOR CO LTD SPONS ADR	Common stock	**	3,631,925
	HP INC	Common stock	**	3,761,250
	INCYTE CORP	Common stock	**	3,403,218
	INTL FLAVORS + FRAGRANCES	Common stock	**	3,492,722
	JOHNSON CONTROLS INTERNATION	Common stock	**	9,741,160
	JUNIPER NETWORKS INC	Common stock	**	3,891,360
	LYONDELLBASELL INDU CL A	Common stock	**	5,324,480
	MEDTRONIC PLC	Common stock	**	1,894,740
	META PLATFORMS INC CLASS A	Common stock	**	5,167,816
	METLIFE INC	Common stock	**	13,226,000
	MICROCHIP TECHNOLOGY INC	Common stock	**	5,095,170
	MICROSOFT CORP	Common stock	**	13,537,440
	MOLSON COORS BEVERAGE CO B	Common stock	**	3,427,760

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023

	NEUROCRINE BIOSCIENCES INC	Common stock	**	642,857
	NEWS CORP CLASS A	Common stock	**	908,350
	NORFOLK SOUTHERN CORP	Common stock	**	7,327,780
	NOVARTIS AG SPONSORED ADR	Common stock	**	4,796,075
	OCCIDENTAL PETROLEUM CORP	Common stock	**	18,727,298
	OTIS WORLDWIDE CORP	Common stock	**	1,744,665
	REGENERON PHARMACEUTICALS	Common stock	**	6,850,662
	ROCHE HOLDINGS LTD SPONS ADR	Common stock	**	4,420,060
	RTX CORP	Common stock	**	12,705,140
	SANOFI ADR	Common stock	**	14,919,000
	SCHWAB (CHARLES) CORP	Common stock	**	20,984,000
	STATE STREET CORP	Common stock	**	5,732,040
	T MOBILE US INC	Common stock	**	6,092,540
	TE CONNECTIVITY LTD	Common stock	**	5,901,000
	THE CIGNA GROUP	Common stock	**	14,223,875
	TRUIST FINANCIAL CORP	Common stock	**	6,645,600
	UBS GROUP AG REG	Common stock	**	3,606,030
	UNITEDHEALTH GROUP INC	Common stock	**	6,054,405
	VF CORP	Common stock	**	2,162,000
	WELLS FARGO + CO	Common stock	**	20,672,400
	WILLIAMS COS INC	Common stock	**	4,876,200
	ZIMMER BIOMET HOLDINGS INC	Common stock	**	5,914,620
				762,666,590
*	Synthetic GICs

*	Prudential
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	70,192,171
	Term Fund 2023	Limited Partnership Fund	***	1,040,328
	Term Fund 2024	Limited Partnership Fund	***	8,471,157
	Term Fund 2025	Limited Partnership Fund	***	6,594,924
	Term Fund 2026	Limited Partnership Fund	***	6,596,656
	Term Fund 2027	Limited Partnership Fund	***	9,216,771
	Prudential Wrapper Contract	Wrapper Contract	***	8,490,562
	Prudential GA-62257 Total			110,602,569

*	State Street Bank
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	69,822,054
	Term Fund 2023	Limited Partnership Fund	***	1,053,985
	Term Fund 2024	Limited Partnership Fund	***	8,647,583
	Term Fund 2025	Limited Partnership Fund	***	6,734,631
	Term Fund 2026	Limited Partnership Fund	***	6,784,779
	Term Fund 2027	Limited Partnership Fund	***	9,198,765
	State Street Bank Wrapper Contract	Wrapper Contract	***	8,624,671
	State Street Bank 97054 Total			110,866,468

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023

*	Transamerica Premier
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust	***	68,505,613
	Term Fund 2023	Limited Partnership Fund	***	1,054,681
	Term Fund 2024	Limited Partnership Fund	***	8,665,200
	Term Fund 2025	Limited Partnership Fund	***	6,734,359
	Term Fund 2026	Limited Partnership Fund	***	6,720,404
	Term Fund 2027	Limited Partnership Fund	***	9,316,281
	Transamerica Premier Wrapper Contract	Wrapper Contract	***	8,462,142
	Transamerica Premier FDA00105TR Total			109,458,680

		Synthetic GICs Total	***	330,927,717

		Total Investments		8,020,011,334

*	Participant loans (interest rate 4.25%-9.5%; maturity 2023-2044)	Participant loans	**	26,801,889

*	Denotes a party-in-interest.

**	Historical cost information is not required for participant directed investments.

***	Investments are part of the Stable Value Fund. $10,612,422 of the State Street Institutional Treasury Money Market Fund is attributable to the Stable Value Fund.